                                                                                                                                          Filed by Ashland Inc.
Pursuant to Rule 425
Under the Securities Act of 1933

Subject Company
Hercules Incorporated
Commission File Number 333-152911

Hercules Integration Team named

Ted Harris, Global Hercules Integration Leader, is pleased to announce the Hercules Integration Team structure and members, as follows:

Board Oversight Committee
Provide a direct and open avenue of communications between the Integration Team and the Board of Directors	Barry Perry (Ashland Board of Directors)
Mark Rohr (Ashland Board of Directors)
Oversee the review of Integration Team performance versus acquisition metrics

Steering Committee
Provide governance and oversight of the integration process	Jim O'Brien (Ashland) Lamar Chambers (Ashland) David Hausrath (Ashland) Craig Rogerson (Hercules) Walter Solomon (Ashland) Allen Spizzo (Hercules)

Global Integration Leader
Lead the development and execution of global integration strategy	Ted Harris (Ashland)

Global Integration Team
Core Team: With Ted, develop and execute global integration strategy	Susan Esler (Ashland) Jack Joy (Ashland) Greg McCoy (Hercules) Paul Raymond (Hercules) Anne Schumann (Hercules) Stan Turner (Ashland)

Extended Team: Develop and execute business, regional and functional plans to support integration strategy	Integration Teams will be formed shortly to develop specific integration plans and actions for each of the functional, business and regional areas, as required

Program Management
Provide support in managing project work streams	Team members will be named shortly

“I am really excited to lead the Hercules Integration Team and to participate in what is certainly an historic event for both of our companies,” said Harris. “We need to focus immediately on building the plans that will ensure a smooth integration of the businesses. Our timeline is extremely aggressive and, as such, it will be critical that we prioritize where we focus our efforts and resources. Our top priority is to keep the businesses running and continue to grow our volumes and profits. Whether you are asked to join in specific integration efforts or to focus on keeping the businesses moving, please know that both roles are equally essential to our success.”

The proposed Hercules transaction was announced on July 11, 2008 and is expected to close before the end of the calendar year.

“I have tremendous confidence in Ted and the entire Integration Team,” said Jim O’Brien, Ashland Chairman and CEO. “Today’s announcement marks yet another step forward in our plan to create a company highly focused on three specialty chemical platforms with promising global growth potential: specialty additives and ingredients, paper and water technologies, and specialty resins. Strong leadership has been secured for these platforms in John Panichella, Paul Raymond and Peter Rijneveldshoek, respectively. We have some great days ahead of us.”

ADDITIONAL INFORMATION
In connection with the proposed transaction, Ashland filed a registration statement with the SEC on Form S-4 (File No. 333-152911) containing a preliminary proxy statement/prospectus, and Ashland and Hercules expect to mail a definitive proxy statement/prospectus to Hercules' shareholders containing information about the merger. Investors and security holders are urged to read the registration statement on Form S-4 and the proxy statement/prospectus because they contain important information about the proposed transaction.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by contacting Ashland Investor Relations at (859) 815-4454 or Hercules Investor Relations at (302) 594-7151, or free copies may also be obtained from Ashland's Investor Relations website at www.ashland.com/investors or Hercules' website at www.herc.com or the SEC's website at www.sec.gov.